United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33014	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Omni Financial Services Inc.
Full Name of Registrant

Former Name if Applicable
Six Concourse Parkway, Suite 2300
Address of Principal Executive Office (Street and Number)
Atlanta, Georgia, 30328
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will be delayed in filing its quarterly report on Form 10-Q for the quarter ended March 31, 2008 because the audit of the financial statements for the year-ended December 31, 2007 is not complete at this time. The completion of the audit of the financial statements is subject to the resolution of issues involving the appraisal methodologies supporting the fair value of other real estate owned (“OREO”) held by the Company following the foreclosure of real estate collateralizing loans in its community redevelopment lending division. It is not possible to reliably quantify the results of operations for 2007 because the fair value of the OREO materially affects the provision for and the allowance for loan and lease losses, which in turn impacts both earnings and capital. As a result, the timing of the resolution of these issues cannot be determined at this time, nor can the financial impact. Finally, the resolution of the above listed items will also have an impact on the financial results for the quarter ended March 31, 2008.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Shaun P. Williams	678	244-6335
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Annual Report on Form 10-K (December 31, 2007) has not been filed to date.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As noted above and in the NT-10K filing on April 1, 2008, it is not possible to reliably quantify the results of operations for 2007. However, the Company does expect to report a substantial loss for the quarter and the year ended December 31, 2007, and a loss for the quarter ended March 31, 2008. The loss for the quarter ended December 31, 2007 results from: a significant increase in the provision for loan and lease losses; a decrease in net interest income resulting from an increase in non-performing loans; expenses for adjustment to the carrying value of OREO properties in certain markets; a goodwill impairment charge of $4.7 million resulting from the significant decline in the market value of the Company’s stock as of December 31, 2007; recognition of a $550,000 “other than temporary” impairment of Federal Home Loan Mortgage preferred investment securities; and a charge of $450,000 related to a retirement agreement with a former executive officer. The loss for the quarter ended March 31, 2008, results from an increase in the number of non-performing loans in the Company’s portfolio and the continuation of OREO foreclosures during the quarter. The increase in non-performing assets during the quarter has resulted in a reduction of interest income and a reversal of accrued interest on loans now classified as non-performing loans.

Omni Financial Services
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05- 14- 2008	By /s/	/s/ Shaun P. Williams	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).